Exhibit 15

CONSENT OF QUALIFIED PERSON

Gordon Seibel, R.M. SME
AMEC E&C Services Inc.
780 Vista Blvd., Suite 100
Sparks, NV., 89434
Tel (775) 331 2375
Fax (775) 331 4153
E-mail: gordon.seibel@amec.com

I consent to the inclusion in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of “Donlin Gold Project, Alaska, USA NI 43-101 Technical Report on Second Updated Feasibility Study” effective November 18, 2011, amended January 20, 2012 (the “Technical Report”) and the information derived from the Technical Report,  in the 2012 Annual Information Form of NovaGold Resources Inc. dated February 12, 2012 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871; 333-136493; 333-164083 and 333-171630) and on Form F-10 (No. 333-178588) of the references to my name and the use of the Technical Report and the information derived from the Technical Report which are included in the annual report on Form 40-F.

Dated:  February 11, 2013

____/s/ Gordon Seibel____________________ [Seal or Stamp]
Gordon Seibel, R.M. SME